

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Kimberly J. Popovits, CEO
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

> **Re:** **Genomic Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-51541**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 000-51541**

Dear Ms. Popovits:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

General, page 50

1.   In order to enhance an investor's understanding of your business and improve disclosure regarding contractual adjustments and the composition of your accounts receivable

balances, please provide us with current disclosure and confirm in future filings you will expand your disclosures regarding "product revenues" to include the following:

    a. State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each test performed, or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining your estimate.

    b. Disclose the payor mix classifications and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, Self-pay, etc.). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

    c. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

    d. Please disclose amounts not yet recognized for tests where results have been delivered, but no revenues have been recognized because collection is not reasonably assured.

    e. Please disclose the days' sales outstanding for each period presented and the reasons for significant changes from the prior period.

Schedule 14A Filed on April 29, 2010

Executive Compensation, page 11

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, the accounting examiner for this filing, at (202) 551-3774 or Raj Rajan, Senior Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: G. Bradley Cole, CFO
        Fax: (650) 556-1132